Exhibit 99.3

Industry Guide 3 - Return on Equity and Assets Ratios

IFRS	Q1 2013	For the Year-Ended October 2012
Return on Assets	0.98%	0.93%
Return on Equity	19.6%	19.3%
Dividend Payout Ratio	44%	46%
Equity to Asset Ratio	5.54%	5.39%

Results are from Consolidated Financial Statements.